Filed by Inet Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Registration No.: 333-117454
Subject Company: Inet Technologies, Inc.
Commission File No. 000-24707

The following is a letter distributed to stockholders of Inet Technologies, Inc. beginning on September 17, 2004

September 16, 2004

Re: Inet Technologies, Inc. Special Meeting Proxy Material

Dear Fellow Stockholder:

Recently, we mailed you proxy material in connection with the Special Meeting of Stockholders of Inet Technologies, Inc., which is scheduled for September 30, 2004. At the Special Meeting, Stockholders are being asked to approve the merger of Inet with a newly formed subsidiary of Tektronix, Inc. The Inet Technologies board of directors recommends that you vote “FOR” the approval and adoption of the merger and the related merger agreement at the Special Meeting.

Regardless of the number of shares you own, it is important that they are represented and voted at this meeting. Accordingly, you are requested to complete and return the enclosed duplicate proxy at your earliest convenience. You may also vote by touch-tone telephone or over the Internet by following the instructions on the enclosed form of proxy.

Your interest and participation in the affairs of our Company are appreciated.

Sincerely,

Samuel S. Simonian	Elie S. Akilian
Chairman of the Board of Directors	President and Chief Executive Officer

Additional Information About the Acquisition and Where to Find It
Tektronix and Inet have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a proxy statement/prospectus with respect to the acquisition and other relevant materials. WE URGE INET STOCKHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TEKTRONIX, INET AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Tektronix or Inet with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents are also available at the link entitled SEC filings in the Investor Relations section of Inet’s website, www.inet.com, or by contacting Inet’s Investor Relations at (469) 330-4171.

Enclosure